UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Maxwell Technologies, Inc.
(Name of Issuer)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

577767106
(CUSIP Number)

ERIC SINGER
VIEX CAPITAL ADVISORS, LLC
(f/k/a Vertex Capital Advisors, LLC)
825 Third Avenue, 33rd Floor
New York, New York 10022

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON VIEX Opportunities Fund, LP – Series One1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,043,530
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,043,530
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,043,530
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.28%
14	TYPE OF REPORTING PERSON PN

1 On June 17, 2015, VIEX Opportunities Fund, LP (f/k/a Vertex Opportunities Fund, LP) became a series limited liability company and the Shares previously reported to be owned by it are now deemed to be owned by “VIEX Opportunities Fund, LP – Series One.”

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON VIEX Special Opportunities Fund III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 541,057
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 541,057
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 541,057
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,043,530
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,043,530
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,043,530
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.28%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON VIEX Special Opportunities GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 541,057
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 541,057
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 541,057
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,584,587
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,584,587
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,584,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.98%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 577767106

1	NAME OF REPORTING PERSON Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,584,587
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,584,587
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,584,587
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.98%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 577767106

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Effective December 28, 2015, certain of the Reporting Persons underwent a name change.  Accordingly, Item 2(a) is hereby amended and restated as follows:

(a)	This statement is filed by:

(i)
VIEX Opportunities Fund, LP – Series One (“Series One”), a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership formerly known as Vertex Opportunities Fund, LP, with respect to the Shares directly and beneficially owned by it;2

(ii)	VIEX Special Opportunities III, LP (“VSO III”), a Delaware limited partnership formerly known as Vertex Special Opportunities III, LP, with respect to the Shares directly and beneficially owned by it;

(iv)	VIEX GP, LLC (“VIEX GP”), a Delaware limited liability company formerly known as Vertex GP, LLC, as the general partner of Series One;

(v)	VIEX Special Opportunities GP III, LLC (“VSO GP III”), a Delaware limited liability company formerly known as Vertex Special Opportunities GP III, LLC, as the general partner of VSO III;

(vi)	VIEX Capital Advisors, LLC (“VIEX Capital”), a Delaware limited liability company formerly known as Vertex Capital Advisors, LLC, as the investment manager of each of Series One and VSO III; and

(vii)	Eric Singer, as managing member of each of VIEX GP, VSO GP III, and VIEX Capital.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Series One and VSO III were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 1,043,530 Shares beneficially owned by Series One is approximately $6,114,044, excluding brokerage commissions.

2 On June 17, 2015, VIEX Opportunities Fund, LP (f/k/a Vertex Opportunities Fund, LP) became a series limited liability company and the Shares previously reported to be owned by it are now deemed to be owned by “VIEX Opportunities Fund, LP – Series One.”

CUSIP NO. 577767106

The aggregate purchase price of the 541,057 Shares beneficially owned by VSO III is approximately $2,877,051, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 31,792,264 Shares outstanding, which is the total number of Shares outstanding as of October 27, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the Securities and Exchange Commission on October 29, 2015.

A.	Series One

(a)	As of the close of business on December 30, 2015, Series One may be deemed to beneficially own 1,043,530 Shares.

Percentage: Approximately 3.28%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,043,530
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,043,530

(c)	The transactions in the Shares in the past 60 days are set forth in Schedule A and are incorporated herein by reference

B.	VSO III

(a)	As of the close of business on December 30, 2015, VSO III may be deemed to beneficially own 541,057 Shares.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 541,057
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 541,057

(c)	The transactions in the Shares by VSO III in the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	VIEX GP

(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 1,043,530 Shares that may be deemed to be beneficially owned by Series One.

Percentage: Approximately 3.28%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,043,530
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,043,530

(c)
VIEX GP has not entered into any transactions in the Shares in the past 60 days.  The transactions in the Shares on behalf of Series One in the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 577767106

D.	VSO GP III

(a)	VSO GP III, as the general partner of VSO III, may be deemed the beneficial owner of the 541,057 Shares that may be deemed to be beneficially owned by VSO III.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 541,057
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 541,057

(c)
VSO GP III has not entered into any transactions in the Shares in the past 60 days.  The transactions in the Shares on behalf of VSO III in the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	VIEX Capital

(a)
VIEX Capital, as the investment manager of Series One and VSO III, may be deemed the beneficial owner of the (i) 1,043,530 Shares that may be deemed to be beneficially owned by Series One and (ii) 541,057 Shares that may be deemed to be beneficially owned by VSO III.

Percentage: Approximately 4.98%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,584,587
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,584,587

(c)
VIEX Capital has not entered into any transactions in the Shares in the past 60 days.  The transactions in the Shares on behalf of VSO III in the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Eric Singer

(a)
Mr. Singer, as the managing member of VIEX GP, VSO GP III and VIEX Capital, may be deemed the beneficial owner of the (i) 1,043,530 Shares that may be deemed to be beneficially owned by Series One and (iii) 541,057 Shares that may be deemed to be beneficially owned by VSO III.

Percentage: Approximately 4.98%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,584,587
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,584,587

(c)
Mr. Singer has not entered into any transactions in the Shares in the past 60 days.  The transactions in the Shares on behalf of VSO III in the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 577767106

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           As of December 30, 2015, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

CUSIP NO. 577767106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 31, 2015

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund III, LP

By:	VIEX Special Opportunities GP III, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP III, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

CUSIP NO. 577767106

SCHEDULE A

Transactions in the Shares in the Past Sixty Days

Class of Security	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VIEX OPPORTUNITIES FUND, LP – SERIES ONE

Common Stock	(8,592)	6.2250	11/02/2015
Common Stock	(19,332)	6.4029	11/03/2015
Common Stock	(10,194)	6.6951	11/04/2015
Common Stock	(8,434)	6.7436	11/05/2015
Common Stock	(501)	6.7629	11/06/2015
Common Stock	(1,626)	6.4800	11/16/2015
Common Stock	(3,953)	6.4705	11/20/2015
Common Stock	(988)	6.6800	11/23/2015
Common Stock	(1,100)	7.0800	11/27/2015
Common Stock	(14,823)	7.5790	12/29/2015
Common Stock	(33,036)	7.6136	12/29/2015
Common Stock	(28,328)	7.4440	12/30/2015
Common Stock	(16,799)	7.5564	12/30/2015

VIEX SPECIAL OPPORTUNITIES FUND III, LP

Common Stock	(3,408)	6.2250	11/02/2015
Common Stock	(7,668)	6.4029	11/03/2015
Common Stock	(4,043)	6.6951	11/04/2015
Common Stock	(3,345)	6.7436	11/05/2015
Common Stock	(199)	6.7629	11/06/2015
Common Stock	(645)	6.4800	11/16/2015
December 2015 Put Option ($6.00 Strike Price)3	2,000	0.3000	11/16/2015
Common Stock	(2,047)	6.4705	11/20/2015
Common Stock	(512)	6.6800	11/23/2015
December 2015 Put Option ($5.00 Strike Price)4	(2,500)	--	12/18/2015
December 2015 Put Option ($6.00 Strike Price)4	(1,000)	--	12/18/2015
Common Stock	(7,677)	7.5790	12/29/2015
Common Stock	(17,111)	7.6136	12/29/2015
Common Stock	(14,672)	7.4440	12/30/2015
Common Stock	(8,701)	7.5564	12/30/2015

3 Represents a purchase to cover short position
4 Represents a put option that expired unexercised on December 18, 2015.